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                                Filed by F&M National Corporation pursuant to
                                Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.
                                Commission File No.: 000-5929

                                Subject Company: Atlantic Financial Corp
                                Commission File No.: 000-21285


                                FOR IMMEDIATE RELEASE:
                                Alfred B. Whitt, Vice Chairman/President/CEO,
                                  F&M National Corporation  (540) 665-4282
                                William J. Farinholt, President/CEO,
                                  Atlantic Financial Corp (757) 595-7020
                                July 6, 2000



            F&M NATIONAL CORPORATION ANNOUNCES PLAN OF AFFILIATION
             WITH ATLANTIC FINANCIAL CORP, NEWPORT NEWS, VIRGINIA

WINCHESTER, VIRGINIA, July 6, 2000 (NYSE: FMN). F&M National Corporation and Atlantic Financial Corp (Nasdaq: AFIC) of Newport News, Virginia, today announced the signing of a definitive agreement for the affiliation of Atlantic with F&M. Through its 15 banking offices, Atlantic provides a broad array of financial services to individuals and small to medium sized businesses. At March 31, 2000, Atlantic reported total assets of approximately $385.5 million and total stockholders equity of approximately $43.4 million.

Under the terms of the agreement, F&M will exchange 0.753 shares of its common stock for each share of Atlantic stock. The transaction has an indicated value of approximately $70.59 million, or $16.85 per Atlantic share, based on F&M's closing price on July 5, 2000, of $22.375. The transaction is calculated at
1.55 times the estimated book value for 2000. The offer is 14.0 times 2000 estimated earnings. It is anticipated the deal will be accretive to F&M book value and, with an approximate 10% savings in Atlantic's operating expenses, will be accretive to earnings in 2001.

"We are extremely pleased to have such a quality institution join the F&M family of community banks and to help us extend our franchise to the Peninsula and Tidewater market areas." said Alfred B. Whitt, F&M's President and Chief Executive Officer, in announcing the transaction. "The affiliation is a positive one for both our organizations, as well as our respective shareholders and customers."
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Bill Farinholt, President and Chief Executive Officer of Atlantic, added,  "We will have a larger partner and be able to expand the products and services available to our customers including, among others, Internet banking, insurance, and trust services. The transaction will enhance our already strong bank. F&M has a long history of permitting its banking affiliates to operate in the best interests of the communities they serve, while offering to these communities the advantages that are derived from a much larger banking organization. F&M is a people-oriented organization that enjoys an excellent reputation with their customers, employees and the communities it serves."

The transaction, expected to be completed no later than the first quarter of 2001, requires the approval of various regulatory agencies and the shareholders of Atlantic and satisfaction of other standard conditions. The transaction is intended to qualify as a tax-free exchange and be accounted for as a pooling of interests. Atlantic's two bank subsidiaries, Peninsula Trust Bank and United Community Bank, will be combined and will be operated as a separate banking subsidiary of F&M under the name of F&M Bank-Atlantic.

Atlantic Financial Corp is headquartered in Newport News, Virginia, and offers banking services through Peninsula Trust Bank, whose main office is located in Gloucester, Virginia, and United Community Bank, whose main office is in Franklin, Virginia. The banking subsidiaries have 15 offices in Gloucester, Williamsburg, Newport News, Charles City, Glenns, Mattaponi, Franklin, Courtland, Newsoms, Suffolk, Wakefield, Ivor, and Surry, all located in Virginia.

F&M National Corporation is a multi-bank holding company headquartered in Winchester, Virginia, with assets in excess of $3.2 billion at March 31, 2000, and 128 banking offices. An acquisition of $310 million in deposits and 15 locations was announced on May 4, 2000 and is scheduled to close in the third quarter of 2000. F&M operates ten banking affiliates: eight in Virginia which are F&M Bank-Winchester, Winchester; F&M Bank-Massanutten, Harrisonburg; F&M Bank-Richmond, Richmond; F&M Bank-Central Virginia, Charlottesville; F&M Bank-Emporia, Emporia; F&M Bank-Peoples, Warrenton; F&M Bank-Northern Virginia, Fairfax; and F&M Bank-Highlands, Covington; and in West Virginia, F&M Bank-West Virginia, Ranson; and in Maryland, F&M Bank-Allegiance, Bethesda.

F&M offers insurance and financial services through its subsidiaries, F&M-Shomo & Lineweaver and F&M-J.V. Arthur. F&M also operates F&M Trust Company. F&M's common stock is listed on the New York Stock Exchange under the symbol FMN.

Forward-Looking Statements:

This press release contains certain forward-looking statements about the proposed affiliation of F&M and Atlantic. These statements include statements regarding the anticipated closing date of the transaction, anticipated cost savings, and anticipated future results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Certain factors that could cause actual results to differ materially from expected include, but are not limited to, delays in completing the merger, difficulties in achieving cost savings from the merger or in achieving such cost
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savings within the expected time frame, difficulties in integrating F&M and
Atlantic, increased competitive pressures, changes in the interest rate environment, changes in general economic conditions, legislative and regulatory changes that adversely affect the business in which F&M and Atlantic are engaged, and changes in the securities markets. For more information on factors that could affect expectations, see F&M's Annual Report on Form 10-K for the year ended December 31, 1999 and Atlantic's Annual Report on Form 10-KSB for the year ended December 31, 1999.

Shareholders of F&M and Atlantic and other investors are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by F&M with the U. S. Securities and Exchange Commission in connection with the proposed transaction.

                                *  *  *  *  *  *

The press release as issued on July 6, 2000 omitted the following disclosure which is being made in accordance with Rule 165 of the U. S. Securities and Exchange Commission.

The foregoing may be deemed to be offering materials of F&M National Corporation in connection with F&M's proposed acquisition of Atlantic Financial Corp on the terms and subject to the conditions in the Agreement and Plan of Reorganization, dated July 5, 2000, by and between F&M and Atlantic Financial.

Shareholders of Atlantic Financial and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4 which F&M will file with the SEC in connection with the proposed merger because it will contain important information about F&M, Atlantic Financial, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC's web site (http://www.sec.gov) and from F&M and Atlantic Financial as follows:

Secretary
F&M National Corporation
9 Court Square
P. O. Box 2800
Winchester, Virginia 22604
Phone:     (540) 665-4200

Secretary
Atlantic Financial Corp.
737 J. Clyde Morris Boulevard
Newport News, Virginia 23061
Phone:  (757) 595-7020
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In addition to the proposed registration statement and proxy statement/prospectus, F&M and Atlantic Financial file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by either company at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. F&M's and Atlantic Financial's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.
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